CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                               February 4, 2019

Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7774
               FT Equity Allocation ETF Model Portfolio, 1Q '19
                                 (the "Trust")
                     CIK No. 1755545 File No. 333- 228370
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Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE REVISE THE TRUST'S 80% TEST TO READ "80% IN ETFS WHICH INVEST AT LEAST 80% OF THEIR ASSETS IN EQUITY SECURITIES."

      Response: The prospectus will be revised in accordance with this comment.

      2. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" ON PAGE 9 REFERS TO "FIXED-INCOME SECURITIES OR PHYSICAL COMMODITIES." IF THE UNDERLYING ETFS DO NOT INVEST IN THESE ASSETS, PLEASE REMOVE THE REFERENCE.

      Response:   The   reference   to   "fixed-income  securities  or  physical
commodities" will be removed.

Risk Factors
------------

      3. PLEASE REVISE "EXCHANGE-TRADED FUNDS" RISK TO APPLY SPECIFICALLY TO ETFS WHICH INVEST IN EQUITY SECURITIES.

      Response: This risk is intended to address the risks of holding shares of ETFs generally. The prospectus addresses the risks of ETFs investing in equity securities more thoroughly in other risk factors, including "Common Stocks."

      4. IF APPLICABLE, PLEASE ADD LARGE-CAP COMPANIES RISK.

      Response: The prospectus will be revised in accordance with this comment.


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ---------------------
                                          Daniel J. Fallon